FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: August 29, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice Regarding Election of Additional Temporary Independent Auditor

(Translation)

To All Persons Concerned	August 29, 2006

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Notice Regarding Election of Additional Temporary Independent Auditor

In accordance with the provisions set forth in Paragraphs 4 and 6 of Article 346 of the Corporation Act, we hereby advise you of the election of an additional temporary Independent Auditor by a resolution of the Board of Corporate Auditors of the Company at a meeting held on August 28, 2006, as follows:

1. Reason for election of an additional temporary Independent Auditor

As set forth in the Company’s “Notice Regarding Election of Temporary Independent Auditor” dated July 19, 2006, ChuoAoyama PricewaterhouseCoopers (which is scheduled to change its name to “Misuzu Audit Corporation” effective September 1, 2006) received an order from the Financial Services Agency to suspend its business for a two-month period from July 1, 2006 to August 31, 2006, and, having lost its qualification to act as the Independent Auditor of the Company, accordingly resigned such office. In order to avoid the absence of an Independent Auditor of the Company and to maintain the audit of the Company without interruption, YAMAGUCHI Audit Corporation was elected as the temporary Independent Auditor effective as from July 19, 2006.

In order to fully ensure the completeness of the Company’s audit, the Company has elected the ChuoAoyama PricewaterhouseCoopers, in addition to the YAMAGUCHI Audit Corporation, as an additional temporary Independent Auditor of the Company as from September 1, 2006, following the expiration of the term of its suspension of business, and these firms will jointly conduct the audit of the Company.

2. Name and address of temporary Independent Auditor newly elected

Name:	ChuoAoyama PricewaterhouseCoopers (which is scheduled to change its name to “Misuzu Audit Corporation” effective September 1, 2006)
Address:	Kasumigaseki Building, Kasumigaseki 3-2-5, Chiyoda-ku, Tokyo

3. Effective date

September 1, 2006